UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. _3__)*

Appreciate Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

03832J106
(CUSIP Number)

November 29, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
03832J106

1
Names of Reporting Persons

Polar Asset Management Partners Inc.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  3,108,715

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  3,108,715

8
  Shared Dispositive Power

  0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

3,108,715

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

19.81%

12

Type of Reporting Person (See Instructions)

IA

Item 1(a).	Name of Issuer:
 Appreciate Holdings, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
6101 Baker Road, Suite 200, Minnetonka, MN 55345

Item 2(a).	Name of Person Filing:
This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman
Islands exempted company ("PMSMF") with respect to the Shares
(as defined below) directly held by PMSMF.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the business office of the Reporting Person is 16
York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

Item 2(c).	Citizenship:
The citizenship of the Reporting Person is Canada.

Item 2(d).	Title and Class of Securities:
Class A Common Stock, par value $0.0001 per share (the "Shares")

Item 2(e).	CUSIP Number:
03832J106

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

 A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)
(1)(ii)(J), please specify the type of institution:
The Reporting Person is an investment fund manager, portfolio manager, exempt market dealer and commodity trading manager registered with the Ontario Securities Commission.


Item 4. Ownership
The percentages used herein are calculated based upon 15,689,094 Shares outstanding as of December 7, 2022 as disclosed in the Company's General Form for Registration of Securities under the Securities Act of 1933, filed with the Securities and Exchange Commission on dated December 15, 2022 after a Business Combination.
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.
This is not applicable.

Item 6. Ownership of more than Five Percent on Behalf of Another Person. This is not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. This is not applicable..

Item 8. Identification and classification of members of the group. This is not applicable.

Item 9. Notice of Dissolution of Group.
This is not applicable.

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

POLAR ASSET MANAGEMENT PARTNERS INC.
By:
/s/ Andrew Ma
Name:
Title:
Andrew Ma
Chief Compliance Officer